SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

CVR REFINING, LP

(Name of Subject Company (Issuer))

CVR ENERGY, INC.
IEP ENERGY LLC
IEP ENERGY HOLDING LLC
AMERICAN ENTERTAINMENT PROPERTIES CORP.
ICAHN BUILDING LLC
ICAHN ENTERPRISES HOLDINGS L.P.
ICAHN ENTERPRISES G.P. INC.
BECKTON CORP.
CARL C. ICAHN

(Name of Filing Persons (Offerors))

Common Units

(Title of Class of Securities)

12663P107

(CUSIP Number of Class of Securities)

John R. Walter
Executive Vice President, General Counsel and Secretary
CVR Energy, Inc.
2277 Plaza Drive, Suite 500
Sugar Land, Texas 77479
(281) 207-3200

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Julie M. Allen, Esq.
Proskauer Rose LLP
11 Times Square
New York, NY 10036
(212) 969-3155

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**

$795,843,735	$99,082.55

*
Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the market value of the common units of CVR Refining, LP to be received by CVR Energy, Inc. in the exchange offer and was calculated as the product of (i) 37,154,236 common units of CVR Refining, LP, which is the maximum number of common units that may be exchanged pursuant to the exchange offer, and (ii) the average of the high and low sales prices of common units of CVR Refining, LP as reported on the New York Stock Exchange on May 25, 2008 ($21.42).

**
The amount of the filing fee, calculated in accordance with Rule 0-11(b) and Rule 1-11(d) of the Securities Exchange Act of 1934, as amended and Fee Rate Advisory #1 for Fiscal Year 2018 equals $124.50 per $1,000,000 of the aggregate value of the transaction.
☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $99,082.55	Filing Party: CVR Energy, Inc.
Form or Registration No.: Form S-4 No. 333-	Date Filed: May 29, 2018
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

           Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

           Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Tender Offer Statement on Schedule TO, together with any amendments and supplements hereto (this "Schedule TO") is being filed by CVR Energy, Inc., a Delaware corporation ("CVR Energy"). This Schedule TO relates to the offer by CVR Energy to exchange up to 37,154,236 common units (the "common units") of CVR Refining, LP ("CVR Refining") in exchange for shares of CVR Energy common stock at an exchange ratio of one common unit for 0.6335 shares of CVR Energy common stock, par value $0.01 per share, upon the terms and subject to the conditions set forth in the preliminary prospectus/offer to exchange, dated May 29, 2018 (as it may be amended or supplemented from time to time, the "prospectus/offer to exchange") and in the accompanying letter of transmittal (the "Letter of Transmittal" which, together with the prospectus/offer to exchange, as each may be amended or supplemented from time to time, collectively constitute the "offer"), copies of which are annexed to and filed with this Schedule TO as Exhibits (a)(4) and (a)(1)(A), respectively.

        CVR Energy has filed with the Securities and Exchange Commission (the "SEC") a Registration Statement on Form S-4 dated May 29, 2018, of which the prospectus/offer to exchange forms a part, relating to the offer (as it may be amended or supplemental from time to time the "Registration Statement on Form S-4"). All the information set forth in the prospectus/offer to exchange is incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO and is supplemented by the information specifically provided in this Schedule TO. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the prospectus/offer to exchange.

        If more than the maximum of 37,154,236 common units are validity tendered for exchange, CVR Energy will exchange all common units validity tendered for exchange on a pro rata basis, except for "odd lots" (lots held by owners of less than 100 common units), which CVR Energy will exchange on a priority basis. Common units validity tendered for exchange but not exchanged pursuant to the offer will be returned to the tendering unitholders at CVR Energy's expense promptly after the offer expires.

Item 1.    Summary Term Sheet.

        The information set forth in the "Questions and Answers about the Offer" and "Summary" of the prospectus/offer to exchange is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)   The name of the subject company is CVR Refining, LP., a Delaware limited partnership. Its principal executive offices is 2277 Plaza Drive, Suite 500, Sugar Land, Texas 77479, and its telephone number is (281) 207-3200.

        (b)   As of the date of the prospectus/offer to exchange, CVR Refining, LP had approximately 147,600,000 outstanding common units, which are listed on the New York Stock Exchange under the symbol "CVRR." The information set forth in the "Questions and Answers about the Offer" and "Comparative Market Price Data and Price Range of the Common Units" of the prospectus/offer to exchange is incorporated herein by reference.

        (c)   The information set forth in the "Questions and Answers about the Offer" and "Comparative Market Price Data and Price Range of the Common Units" of the prospectus/offer to exchange is incorporated herein by reference.

        (d)   The information set forth in "Comparative Historical Per Share Data" of the prospectus/offer to exchange is incorporated herein by reference.

Item 3.    Identity and Background of Filing Persons.

        (a)-(c) This Schedule TO is filed by CVR Energy and its affiliated filing persons including Icahn Enterprises Holdings, L.P ("Icahn Enterprises"). CVR Energy is a majority-owned subsidiary of Icahn Enterprises. Its principal executive offices is 2277 Plaza Drive, Suite 500, Sugar Land, Texas 77479, and its telephone number is (281) 207-3200. The information set forth in "Questions and Answers about the Offer," "Summary," "The Offer—Relationship with CVR Refining; Related-Party Transactions," Schedule A Schedule B, and Schedule C to the prospectus/offer to exchange is incorporated herein by reference.

Item 4.    Terms of the Transaction.

        (a)   CVR Energy is offering to exchange up to 37,154,236 common units of CVR Refining for shares of CVR Energy's common stock at an exchange ratio of one common unit for 0.6335 shares of CVR Energy's common stock, upon the terms and subject to the conditions set forth in the prospectus/offer to exchange. The information set forth in the "Questions and Answers about the Offer," "Summary," "The Offer," and "Comparison of Rights of Holders of CVR Energy Common Stock and CVR Refining Common Units" of the prospectus/offer to exchange is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        (a)-(b) The information set forth in the "Questions and Answers about the Offer," "Summary," "The Offer—Reasons for the Offer," "The Offer—Purpose of the Offer," "The Offer—Plans for CVR Refining after the Exchange," "The Offer—Interest in Securities of CVR Refining," and "The Offer—Relationship with CVR Refining; Related-Party Transactions" of the prospectus/offer to exchange is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (a)-(c)(1) through (7) The information set forth in the "Questions and Answers about the Offer," "Summary," "The Offer—Reasons for the Offer," "The Offer—Purpose of the Offer," "The Offer—Plans for CVR Refining after the Exchange," and "The Offer—Relationship with CVR Refining; Related-Party Transactions" of the prospectus/offer to exchange is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

        (a)-(b), (d) The information set forth in the "The Offer—Source and Amount of Funds" of the prospectus/offer to exchange is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

        (a)-(b) The information set forth in "The Offer—Interest in Securities of CVR Refining," and Schedule C of the prospectus/offer to exchange is incorporated herein by reference.

Item 9.    Persons/Assets Retained, Employed, Compensated or Used.

        (a)   The information set forth in "The Offer—Fees and Expenses" and "Experts" of the prospectus/offer to exchange is incorporated herein by reference.

Item 10.    Financial Statements.

        (a)   The information set forth in "Comparative Historical Per Share Data" and "Selected Historical Consolidated Financial Data of CVR Energy" of the prospectus/offer to exchange is incorporated herein by reference.

        (b)   The information set forth in "Comparative Historical Per Share Data" and "Pro Forma Financial Data" of the prospectus/offer to exchange is incorporated herein by reference.

Item 11.    Additional Information.

(a)(1)	The information set forth in "Questions and Answers about the Offer," "Summary," "The Offer—Reasons for the Offer," "The Offer—Purpose of the Offer," "The Offer—Plans for CVR Refining after the Offer," "The Offer—Conditions of the Offer," "The Offer—Interest in Securities of CVR Refining," and "The Offer—Relationship with CVR Refining; Related Party Transactions" of the prospectus/offer to exchange is incorporated herein by reference.
(a)(2)	The information set forth in "The Offer—Conditions of the Offer" and "The Offer—Certain Legal Matters; Regulatory Approvals" of the prospectus/offer to exchange is incorporated herein by reference.

(a)(3)	The information set forth in the "Summary" and "The Offer—Certain Legal Matters; Regulatory Approvals" of the prospectus/offer to exchange is incorporated herein by reference.
(a)(4)	None.
(a)(5)	None.
(c)
The information set forth in the prospectus/offer to exchange and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(4) and (a)(1)(A) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference. The information contained in all of the exhibits referred to in Item 12 below is incorporated herein by reference.

Item 12.    Exhibits.

        The information set forth on the Exhibit Index is incorporated herein by reference.

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CVR ENERGY, INC.
By:	/s/ DAVID L. LAMP
	Name:	David L. Lamp
	Title:	President and Chief Executive Officer
IEP ENERGY LLC
By: IEP Energy Holding LLC By: American Entertainment Properties Corp., its sole member
By:	/s/ SUNGHWAN CHO
	Name:	SungHwan Cho
	Title:	Chief Financial Officer
IEP ENERGY HOLDING LLC
By: American Entertainment Properties Corp., its sole member
By:	/s/ SUNGHWAN CHO
	Name:	SungHwan Cho
	Title:	Chief Financial Officer
AMERICAN ENTERTAINMENT PROPERTIES CORP.
By:	/s/ SUNGHWAN CHO
	Name:	SungHwan Cho
	Title:	Chief Financial Officer
ICAHN BUILDING LLC
By: Icahn Enterprises Holdings L.P., its sole member By: Icahn Enterprises G.P. Inc., its general partner
By:	/s/ SUNGHWAN CHO
	Name:	SungHwan Cho
	Title:	Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
By:	/s/ SUNGHWAN CHO
	Name:	SungHwan Cho
	Title:	Chief Financial Officer
ICAHN ENTERPRISES G.P. INC.
By:	/s/ SUNGHWAN CHO
	Name:	SungHwan Cho
	Title:	Chief Financial Officer
BECKTON CORP.
By:	/s/ KEITH COZZA
	Name:	Keith Cozza
	Title:	Secretary and Treasurer
/s/ CARL C. ICAHN CARL C. ICAHN

EXHIBIT INDEX

Exhibit	Description
(a)(1)(A)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to CVR Energy's Registration Statement on Form S-4 filed on May 29, 2018).
(a)(1)(B)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to CVR Energy's Registration Statement on Form S-4 filed on May 29, 2018).
(a)(1)(C)
Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to CVR Energy's Registration Statement on Form S-4 filed on May 29, 2018).
(a)(1)(D)
Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to CVR Energy's Registration Statement on Form S-4 filed on May 29, 2018).
(a)(4)	Prospectus/offer to exchange, dated May 29, 2018 (incorporated by reference to CVR Energy's Registration Statement on Form S-4 filed on May 29, 2018).
(a)(5)(A)	Press release issued by CVR Energy, Inc. on May 29, 2018 (incorporated by reference to Exhibit 99.5 to CVR Energy's Registration Statement on Form S-4 filed on May 29, 2018).
(b)	Not applicable.
(d)	Not applicable.
(g)	Not applicable.
(h)	None.